Exhibit 99.1

New Gold Achieves Updated Consolidated Gold Equivalent Production Guidance

Provides Notice of Release of Fourth Quarter Financial Results and 2022 Operational Outlook

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Jan. 12, 2022 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) reports fourth quarter and annual operational results for the Company as of December 31, 2021. The Company is also providing notice that it will release its fourth quarter and full year 2021 financial results and 2022 operational outlook before markets open on Wednesday, February 23, 2022. A conference call and webcast will follow at 8:30 am Eastern Time (details are provided at the end of this news release).

"2021 was not without its challenges for New Gold, but we continued to execute on our plans, with the fourth quarter representing our strongest quarter of the year, allowing us to meet our updated consolidated gold equivalent production guidance", stated Renaud Adams, President & CEO. "Rainy River's fourth quarter production was up 16% compared to the third quarter, representing Rainy River's strongest quarter over the last two years, despite a 3-day mill shutdown in December, mainly driven by improved grade due to lower contribution from the East Lobe. At New Afton, the team was able to execute on its plans and achieved both gold and copper production guidance."

Fourth Quarter and Annual Highlights

  Total production for the fourth quarter was 111,574 gold equivalent1 ("gold eq.") ounces consisting of 81,072 ounces of gold, 214,030 ounces of silver and 14.2 million pounds of copper. For the year, production was 418,933 gold eq.1 ounces (guidance of 405,000 to 450,000 gold eq.1 ounces) consisting of 286,921 ounces of gold (guidance of 287,000 to 312,000 ounces), 867,961 ounces of silver and 61.7 million pounds of copper (guidance of 56 to 66 million pounds). The Company achieved the updated consolidated gold equivalent guidance range.
  The Rainy River Mine produced 70,500 gold eq.1 ounces for the quarter consisting of 68,356 ounces of gold and 154,364 ounces of silver. For the year, production was 242,961 gold eq.1 ounces (guidance of 240,000 to 255,000 gold eq.1 ounces) consisting of 234,469 ounces of gold (guidance of 235,000 to 250,000 ounces) and 611,433 ounces of silver. The Rainy River Mine achieved the low end of the updated gold equivalent guidance range.
  The New Afton Mine produced 41,074 gold eq.1 ounces for the quarter consisting of 12,716 ounces of gold and 14.2 million pounds of copper. For the year, production was 175,972 gold eq.1 ounces (guidance of 165,000 to 195,000 gold eq.1 ounces) consisting of 52,452 ounces of gold (guidance of 52,000 to 62,000 ounces) and 61.7 million pounds of copper (guidance of 56 to 66 million pounds). The New Afton Mine achieved the gold equivalent guidance range.

Consolidated Operational Highlights

	Q4 2021	FY 2021	2021 Guidance
Gold eq. production (ounces)[1]	111,574	418,933	405,000 - 450,000
Gold production (ounces)	81,072	286,921	287,000 - 312,000
Copper production (Mlbs)	14.2	61.7	56 - 66

Rainy River Mine

Operational Highlights

Rainy River Mine	Q4 2021	FY 2021	2021 Guidance
Gold eq. production (ounces)[1]	70,500	242,961	240,000 - 255,000
Gold eq. sold (ounces)[1]	68,380	237,061	-
Gold production (ounces)	68,356	234,469	235,000 - 250,000
Gold sold (ounces)	66,239	228,693	-

Operating Key Performance Indicators

Rainy River Mine (Open Pit Mine only)	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Tonnes mined per day (ore and waste)	150,767	158,556	149,630	129,775
Ore tonnes mined per day	35,681	36,256	52,917	33,885
Operating waste tonnes per day	65,643	71,124	88,216	62,348
Capitalized waste tonnes per day	49,442	51,176	8,497	33,542
Total waste tonnes per day	115,085	122,300	96,713	95,890
Strip ratio (waste:ore)	3.23	3.37	1.83	2.83
Tonnes milled per calendar day	26,301	25,349	25,245	24,492
Gold grade milled (g/t)	0.80	0.82	0.89	1.03
Gold recovery (%)	89	87	89	92
Mill availability (%)	89	88	91	94
Gold production (ounces)	54,656	52,901	58,557	68,356
Gold eq. production (ounces)[1]	56,513	55,163	60,785	70,500

New Afton Mine

Operational Highlights

New Afton Mine	Q4 2021	FY 2021	2021 Guidance
Gold eq. production (ounces)[1]	41,074	175,972	165,000 - 195,000
Gold eq. sold (ounces)[1]	40,835	165,387	-
Gold production (ounces)	12,716	52,452	52,000 - 62,000
Gold sold (ounces)	12,507	48,758	-
Copper production (Mlbs)	14.2	61.7	56 - 66
Copper sold (Mlbs)	14.2	58.4	-

Operating Key Performance Indicators

New Afton Mine	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Tonnes mined per day (ore and waste)	11,395	15,104	12,861	13,705
Tonnes milled per calendar day	13,564	13,795	13,068	13,125
Gold grade milled (g/t)	0.39	0.43	0.43	0.41
Gold recovery (%)	79	80	83	81
Gold production (ounces)	11,994	14,088	13,653	12,716
Copper grade milled (%)	0.64	0.79	0.72	0.67
Copper recovery (%)	80	83	82	80
Copper production (Mlbs)	13.8	18.2	15.6	14.2
Mill availability (%)	96	98	98	97
Gold eq. production (ounces)[1]	39,512	50,542	44,843	41,074

Fourth Quarter 2021 Conference Call and Webcast

The Company will release its fourth quarter and full year 2021 financial results and 2022 operational outlook before markets open on Wednesday, February 23, 2022. A conference call and webcast will follow at 8:30 am Eastern Time.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://produceredition.webcasts.com/starthere.jsp?ei=1521870&tp_key=6fecc53dc8
  Participants may also listen to the conference call by calling North American toll free 1-888-664-6383, or 1-416-764-8650 outside of the U.S. and Canada, passcode 70681110.
  A recorded playback of the conference call will be available until March 23, 2022 by calling North American toll free 1-888-390-0541, or 1-416-764-8677 outside of the U.S. and Canada, passcode 681110. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Endnotes

1.	Total gold eq. ounces include silver and copper produced/sold converted to a gold eq. based on a ratio of $1,800 per gold ounce, $25.00 per silver ounce and $3.50 per copper pound used for 2021 guidance estimates. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2021 includes production of 154,364 ounces of silver (154,144 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $25.00 per silver ounce used for 2021 guidance estimates. Gold eq. ounces for New Afton in Q4 2021 includes 14.2 million pounds of copper produced (14.2 million pounds sold) and 59,666 ounces of silver produced 55,938 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, $3.50 per copper pound and $25.00 per silver ounce used for 2021 guidance estimates.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated timing with respect to the release of its fourth quarter and full year 2021 financial results and 2022 operational outlook and the associated conference call and webcast.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (4) there being no significant disruptions to the Company's workforce at either the Rainy River or New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); and (5) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; and the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained in this news release has been reviewed and approved by Eric Vinet, Senior Vice President, Operations of New Gold.  Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 12-JAN-22